December 15, 2000

Board of Directors

Household Direct.com, Inc.

900 Main Street S. Suite 201

Southbury, CT 06488

Re: Tradeability Opinion

To Whom it May Concern:

I have been requested to issue an opinion regarding the tradeability of shares of Household Direct.com, Inc. ("HHD"). HHD is a public corporation which is fully reporting whose shares of stock are traded as an Over-The-Counter Bulletin Board listing.

The Company is duly organized under the laws of the State of Colorado and is currently in good standing. All corporate action required to authorize the issuance of the securities has been duly taken and all securities outstanding have been validly issued. All applicable securities laws and regulations have been duly complied with.

Although certain shares of stock held by shareholders of HHD are restricted (pursuant to Rule 144, as well as certain other restrictions regarding affiliates and insiders), stock that is held without a restrictive legend, and not subject to those other restrictions, will be freely tradeable. Some stock which now carries a restrictive legend may, in fact, be subject to the removal of such restrictions, however, each such stock certificate and the possibility for removal is subject to a case-by-case review, based upon an opinion of legal counsel as to its tradeability.

Please contact me with any questions in this regard.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

James B. Parsons

JBP/aqs